Newell Brands Inc.

6655 Peachtree Dunwoody Road

Atlanta, Georgia 30328

October 4, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Newell Brands Inc.

Form 10-K for the Fiscal Year Ended December 31, 2023

Filed February 21, 2024

Form 8-K dated February 9, 2024

File No. 001-09608

Ladies and Gentlemen:

This letter responds to your comment letter dated September 26, 2024 (the “Comment Letter”) to Newell Brands Inc. (the “Company”) related to the Company’s prior responses to your previous comment letter dated September 9, 2024 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), in regard to the above-referenced Annual Report on Form 10-K for the fiscal year ended December 31, 2023 (the “Annual Report”) and Form 8-K furnished February 9, 2024 (the “Form 8-K”). References to the “Company,” “we,” “us” and “our” refer to Newell Brands Inc., a Delaware corporation.

Below are the Company’s responses. For your convenience, the Staff’s comments as set forth in the Comment Letter are repeated below.

Form 8-K dated February 9, 2024

Exhibit 99.1

Reconciliation of GAAP and Non-GAAP Information (Unaudited), page 13

1.

We have reviewed your response to comment 4. Despite the circumstances indicated in your response, credit losses related to customers and lower of cost or net realizable value adjustments to inventory appear to represent normal, recurring operating expenses necessary to operate your business as addressed in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures. In this regard, in future filings, please remove these components from your adjustment.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

Response: In response to the Staff’s comment, the Company acknowledges that credit losses related to customers and lower of cost or net realizable value adjustments to inventory are typically considered operating expenses that arise from time to time in the ordinary course of business, and therefore are not typically reflected as adjustments to non-GAAP measures. However, the Company believes that its write-downs of accounts receivable ($9 million) and inventory ($11 million), which relate to the bankruptcy of a customer and regulatory restrictions banning the salability of certain of its products in certain jurisdictions, are of a nature and magnitude that renders them an unusual and infrequent occurrence. Absent exceptional circumstances, the Company considers an event to be infrequent where (i) there are no similar charges or gains occurring within the previous two years and (ii) similar charges or gains are not reasonably likely to reoccur within the two subsequent years thereafter, which the Company believes was the case for both matters discussed herein.

Bad debt reserve: As indicated in our initial response, the last time the Company reflected a bad debt expense arising from a customer bankruptcy as a non-GAAP adjustment was during 2018. Despite the Company’s belief that this non-GAAP adjustment complies with the guidance in Question 100.01 of the Compliance and Disclosure Interpretations (“CDIs”) for Non-GAAP Financial Measures, the Company acknowledges that it will remove the adjustment for the above-referenced bad debt reserve from its non-GAAP measures when and if any relevant period is presented in the future. The Company also acknowledges that it will remove the non-GAAP adjustment previously presented for the quarter ended March 31, 2024, which relates to the recovery of the aforementioned bad debt that was received from the international customer as administered by the bankruptcy court. The Company will present this change commencing with the Company’s third quarter earnings release furnished on Form 8-K for the quarter ending September 30, 2024 (specifically, for the nine-month period ending September 30, 2024) and on a going forward basis, as necessary.

Inventory reserve: The Company respectfully disagrees with the Staff’s position to remove the non-GAAP adjustment for the write-down of inventory arising from the regulatory restrictions impacting the sale of its products. The Company believes that it is not only the nature but also the frequency and effect an item has on its underlying operating results and period-over-period comparability when determining whether an adjustment should be presented as a non-GAAP adjustment. The Company recorded this inventory write-down due to the adoption of regulatory restrictions in various jurisdictions that banned the sale of certain products containing specified substances and, in the Company’s case, rendered such items effectively unsalable in the United States. While changes in governmental regulations occur in the ordinary course of business, the Company is not aware of a similar situation, where a product ban required an inventory write-down of this magnitude, occurring in its history. The Company believes this specific inventory write-down to be a non-recurring, non-cash operating expense that has not occurred repeatedly or even occasionally and, as such, the presentation of this matter as a non-GAAP adjustment complies with the guidance in Question 100.01 of the CDIs for Non-GAAP Financial Measures. The Company therefore believes that the presentation of this write-down of inventory as a non-GAAP adjustment is appropriate.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

2.

We reference your response to comment 5 related to restructuring-related costs. For the $86 million restructuring-related adjustment to cost of products sold and the $13 million restructuring-related adjustment to selling, general and administrative expense, please quantify each of the underlying adjustments indicated in your response. Please also respond to the following comments to help us better understand the nature of the amounts and your consideration of the guidance in Question 100.01 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures in determining that it was appropriate to adjust for each of the items in the adjustment.

•

Regarding the adjustment for accelerated depreciation, please explain the nature of the underlying assets, whether the assets continue to be used in operations, and when you intend to retire the assets;

•

Explain the nature of the duplicative costs pending facility closure or exit of business activity, including how you calculated the amount that is duplicative and explain how you determined that these are costs to exit businesses or sites;

•	Tell us the nature of the services provided by the consultants; and

•	Explain the asset valuation adjustments and disposal gains or losses, including the nature of the assets, means of disposal, and when and why the assets were impaired.

Response: The following table presents restructuring-related costs classified in cost of products sold and selling, general and administrative expenses (“SG&A”) by the underlying adjustments indicated in the Company’s response for the twelve-months ended December 31, 2023:

Restructuring-related costs:	Classified in Cost of Products Sold	Classified in SG&A	Total Restructuring- Related Costs
Asset valuation adjustments and disposal gains or losses	$59	$(6)	$53
Accelerated depreciation	21	10	31
Duplicative costs pending facility closure or exit of business activity	6	5	11
Consulting costs	—	4	4

Total	$86	$13	$99

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

As discussed in our response letter dated September 20, 2024, the Company is in the process of implementing a multi-prong transformative agenda, which involves various restructuring and organizational initiatives designed to, among other things, transform the Company’s go-to-market capabilities, improve customer service levels and drive operational efficiencies; improve the Company’s cost structure and operating margins; leverage the Company’s scale to reduce complexity, streamline its operating model and drive operational efficiencies; and strengthen the Company’s front-end commercial capabilities. These initiatives include the following:

•

Project Ovid, which completed its first phase go-live in 2022 and its second phase go-live in 2023, and was designed to optimize the Company’s distribution network by creating a single integrated supply chain from 23 business-unit-centric supply chains.

•

The Network Optimization Project, initiated in 2023 and expected to be substantially implemented by the end of 2024, which incorporates a variety of initiatives, including a reduction in the overall number of distribution centers, an optimization of distribution by location, and completion of select automation investments intended to further streamline the Company’s cost structure and to maximize operating performance.

•

Project Phoenix, initiated and substantially implemented in 2023, which incorporated a variety of initiatives designed to simplify the organizational structure, streamline the Company’s real estate portfolio, centralize the Company’s supply chain functions, which included manufacturing, distribution, transportation and customer service, transition to a unified One Newell go-to-market model in key international geographies, and otherwise reduce overhead costs.

•

The Company’s organizational realignment, implemented in the first quarter 2024 and expected to be substantially implemented by the end of 2024 (subject to local law and consultation requirements), which incorporates various operating model changes, including standing up a cross-functional brand management organization, realigning business unit finance to fully support the new global brand management model, further simplifying and standardizing regional go-to-market organizations, and centralizing domestic retail sales teams, the digital technology team, business-aligned accounting personnel, the Manufacturing Quality team, and the Human Resources functions into the appropriate center-led teams. The organizational realignment will also further optimize the Company’s real estate footprint and pursue other cost reduction initiatives.

The restructuring-related costs described below are a direct result of the Company’s restructuring actions and exit activities that are necessary to effect this transformation, including facility closures and operating model changes, and they do not reflect normal facets of the Company’s ongoing operations as contemplated by Question 100.01 of the Compliance and Disclosure Interpretations on Non- GAAP Financial Measures.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

Accelerated depreciation: The assets associated with the adjustment for accelerated depreciation charges include buildings such as distribution centers, warehouses, manufacturing facilities or offices used for sales and administrative purposes; leasehold improvements; or machinery and equipment, where such accelerated depreciation charges relate directly to an underlying restructuring action or exit activity. Accelerated depreciation represents the incremental depreciation expense realized in the relevant period arising from the difference between the asset’s original useful life and the shortened remaining useful life as a result of the restructuring action or exit activity. The remaining useful life, which is determined at the time the restructuring action or exit activity is approved and is on average is no more than twelve months, is generally the period from the commencement of the action through the anticipated exit or cease use date of the underlying asset, at which point the asset is no longer in operation and is retired. The Company believes accelerated depreciation represents an incremental non-cash charge that is directly attributable to a restructuring action and would not have been incurred absent the action.

Duplicative costs pending facility closure or exit of business activity: Certain of the Company’s restructuring actions result in the closure and consolidation of one or more existing facilities into one or more new facilities, as well as changes in the operating model of certain functional activities. As a result, the Company sometimes incurs duplicative operating costs pending the commencement of the new facility’s operation or the commencement of the new operating model until completion of the restructuring or exit activity and corresponding transition to the new facility or operating model. The period of incurring duplicative costs is generally short term in duration and on average is no more than six months. The duplicative costs include primarily one-time freight costs associated with relocating inventory, start-up costs to get the new facility ready for operations, employee compensation expense including salary and benefits as well as retention bonuses for certain employees, and third-party transition costs associated with outsourcing of certain global business services. The Company believes these duplicative costs represent incremental charges with no ongoing economic benefit that are directly attributable to a restructuring action or change in operating models that would not have been incurred absent the action or change.

Consulting costs: The non-GAAP adjustment for restructuring-related costs includes only those consulting costs which are directly attributable to one or more restructuring actions or exit activities. For the twelve months ending December 31, 2023, such costs primarily related to planning for the Company’s Network Optimization Project with respect to its distribution network and restructuring actions associated with certain of the Company’s manufacturing facilities.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

Asset valuation adjustments and disposal gains or losses: The following table presents asset valuation adjustments and disposal gains or losses classified in cost of product sales and SG&A for the twelve-months ended December 31, 2023, which are included in the Company’s non-GAAP adjustment for restructuring-related costs noted above:

Asset valuation adjustments and disposal gains or losses:	Classified in Cost of Products Sold	Classified in SG&A	Total Restructuring- Related Costs
Inventory write-downs	$40	$—	$40
Construction-in-progress impairment charges	7	—	7
Lease expense associated with right-of-use asset facility exit costs	8	10	18
Costs associated with decommissioning assets	5	1	6
Gain on disposition of assets associated with restructuring action	(1)	(17)	(18)

Total	$59	$(6)	$53

Inventory write-downs: Prior to closing a manufacturing facility, distribution center or warehouse as a result of a restructuring action, the Company is required to clear all of the inventory from the location, either through donation, destruction, relocation or liquidation, prior to exiting the facility. In 2023, the Company incurred charges to write-down the value of inventory as a result of inventory clearance at facilities slated for closure, as described below.

The Company closed four domestic manufacturing facilities in 2023 pursuant to an approved restructuring plan or exit activity. The Company considers many factors including its manufacturing capacity, demand planning, and current customer orders, as well as historical order activity, to determine the level of raw materials and work-in-process (“WIP”) that would be required to manufacture a sufficient quantity of finished goods prior to the closure of a manufacturing facility. After assessing its manufacturing needs and alternative uses, the Company concluded that there were stranded raw materials and WIP held at certain manufacturing facilities that were being closed pursuant to an approved restructuring plan or exit activity, which resulted in total write-downs of raw materials and WIP of approximately $8 million for the twelve months ending December 31, 2023. An additional $1 million write-off of raw materials and WIP was recorded as a result of a brand exit in the Home and Commercial Solutions segment, following a comprehensive brand assessment as part of the Company’s strategy.

The Company closed nine domestic distribution centers in 2023 pursuant to an approved restructuring plan or exit activity. With respect to finished goods held at a distribution center that is being closed as a result of a restructuring action or exit activity, the Company performs a cost benefit analysis to understand the profitability and incremental carrying cost and feasibility of relocating and holding such inventory versus liquidation, donation or destruction of the inventory prior to the facility closure. After performing such analyses, the Company concluded that there were stranded finished goods held at certain distribution centers that were being closed pursuant to an approved restructuring plan or exit activity. This resulted in write-downs of finished goods of approximately $25 million for the twelve months ending December 31, 2023 to reduce the carrying value of such inventory to its realizable value as necessary to facilitate the clearance of such inventory. In addition, following a comprehensive assessment as part of its strategy, the Company decided to exit several brands prior to the end of 2023, which decision necessitated a further write-down of $6 million to reduce the carrying value of inventory impacted by a brand exit in the Home and Commercial Solutions segment to its then-realizable value.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

None of the write-downs described above reflect ordinary course decision-making regarding the timing, method and pricing of inventory. Rather, these write-downs are directly attributable to and would not have been incurred absent the restructuring actions or exit activities associated with the Company’s multi-year transformation. The Company believes that by excluding the inventory write-down charges specifically related to a restructuring action or exit activity, investors are provided with additional information that enhances the comparability of the Company’s underlying operating results period-over-period.

Construction-in-progress (“CIP”) impairment charges: In the ordinary course of business, the Company approves capital expenditures for equipment to be used at its distribution centers, warehouses and manufacturing facilities, which expenditures are capitalized and classified as CIP on the Company’s Consolidated Balance Sheet prior to the equipment being put into service. In connection with an approved restructuring action resulting in the closure of a facility, the Company assesses any CIP at such facility and determines if there is an alternative future use or potential buyer for such CIP. To the extent there is no alternative future use or potential buyer, the Company will write-off the underlying CIP assets. The write-down of CIP associated with the closure of manufacturing facilities, distribution centers, or warehouses is directly attributable to a restructuring action and would not have been incurred absent the action.

Lease expense associated with right-of-use (“ROU”) asset facility exit costs: The Company presents the corresponding lease expense associated with restructured ROU assets, lease exit costs, and other facility costs associated with the exited facility as a non-GAAP restructuring-related cost. The Company believes that such costs are not representative of ongoing operating expenses of the Company and directly related to a restructuring action or exit activity.

Costs associated with decommissioning assets: The Company incurs certain costs to dismantle and decommission machinery and equipment as well as fixtures within facilities associated with a restructuring action prior to exiting the facility. The Company believes decommissioning costs represent incremental charges that are directly attributable to a restructuring action and would not have been incurred absent the action.

Gain on disposition of assets associated with a restructuring action: In connection with the Company’s restructuring actions, the Company will market and sell certain of the underlying assets located at exited facilities where it believes there is a buyer(s) for such assets. At the time of approval to sell, the Company will write-down the underlying asset to its approximate fair value less cost to sell. Upon closing the sale of the disposed asset, the Company will record a gain or loss based upon on the final agreed upon selling price. For example, pursuant to an approved restructuring action the Company closed a manufacturing facility in its Outdoor and

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

Recreation segment and subsequently realized a $17 million gain on disposition. The Company believes that the gain on disposition was directly attributable to the restructuring action and would not have been consummated absent the action. Therefore, the gain on disposition was presented as a restructuring-related non-GAAP adjustment and excluded from the Company’s normalized results.

3.

As a related matter, in future filings, please quantify the individual components of the restructuring and restructuring-related non-GAAP adjustment, including identifying what portion of the adjustment is related to restructuring costs versus restructuring-related costs.

Response: The Company respectfully acknowledges the Staff’s comment and refers the Staff to Appendix A for an illustrative disclosure to address the Staff’s comment, which the Company anticipates will be substantially similar to the disclosure it will use commencing with the Company’s earnings release furnished on Form 8-K for the quarter ending September 30, 2024 and on a going forward basis for each applicable non-GAAP measure.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

APPENDIX A

*  *  *  *  *  *  *

The following tables present a reconciliation of certain non-GAAP financial measures to the most directly comparable financial measures in accordance with GAAP for the three and six months ended June 30, 2024 and a comparison to prior year. The Company has chosen to present the following non-GAAP measures to investors to enable additional analyses of past, present and future operating performance and as a supplemental means of evaluating the Company’s performance and operating results absent the effect of certain items that are deemed to be stand-alone items apart from the Company’s core operations (“Normalized Adjustments”). While these costs or gains are not expected to continue for any individual transaction on an ongoing basis, similar types of costs, expenses and charges or gains have occurred in prior periods.

Normalized Adjustments in 2024 and 2023 include the following:

Restructuring and restructuring-related costs	The Company incurs restructuring and restructuring-related costs in connection with various discrete initiatives, including previously disclosed initiatives such as our Realignment Plan, Network Optimization Project, Project Phoenix as well as other discrete actions. Restructuring charges primarily relate to severance and other employee termination costs as well as contract termination and other costs. Restructuring-related charges are costs that are directly attributable to a restructuring action and would not have been incurred absent the action. Restructuring-related charges primarily relate to duplicative costs pending facility closure, asset valuation adjustments and disposal gains, accelerated depreciation, and consulting costs. Restructuring-related costs primarily related to manufacturing and distribution personnel, facilities and assets are generally recorded in cost of products sold, while restructuring-related costs primarily related to office facilities and assets and professional or clerical personnel are generally recorded in selling, general and administrative expenses in the Condensed Consolidated Statements of Operations. Restructuring and restructuring-related charges primarily related to the Realignment Plan for the three and six months ended June 30, 2024 and to Project Phoenix for the comparable periods ended June 30, 2023, respectively.

Amortization expense and impairments of acquired intangible assets	Represents the amortization expense and impairment charges associated with acquired intangible assets.

Argentina hyperinflationary currency movements	Represents the favorable or unfavorable movement in Argentine pesos related to our subsidiary operating in Argentina, which is considered a hyperinflationary economy.

(Gain) loss on divestitures and transaction costs	Represents the gain or loss on disposal of a business, which represents the difference between the fair value (less costs to sell) and carrying value of the business being disposed, as well as transaction costs associated with acquisitions and divestitures.

Other adjustments	The following adjustments comprise other adjustments below: Legal expenses for certain proceedings primarily related to a completed U.S. Securities and Exchange Commission investigation as well as completed shareholder securities class action and derivative litigation which is disclosed in Note 18 (Litigation and Contingencies) to our audited consolidated financial statements contained in our most recent annual report on Form 10-K; accelerated depreciation and amortization as well as the write-off of other assets associated with retail stores closure and software integration; the portion of a tax reserve associated with prior periods that was recorded due to the outcome of a judicial ruling relating to indirect taxes in an international entity; gains/losses arising from the mark-to-market of an investment with a readily determinable fair value; loss on modification of debt; loss on pension settlement; and an insurance recovery related to fire-related costs that were previously normalized.

Normalized income tax adjustments	The Company uses a “with” and “without” approach to calculate normalized income tax expense or benefit. At an interim period, the Company determines the year-to-date tax effect of the pretax items excluded from normalized results by allocating the difference between the calculated GAAP and calculated normalized tax expense or benefit. In addition, normalized income tax adjustments includes the income tax expense ($12 million and $14 million for the three months ended June 30, 2024 and 2023, respectively, $22 million and $23 million for the six months ended June 30, 2024 and 2023, respectively) that results from the amortization of a prior year normalized tax benefit.

NEWELL BRANDS INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS

(Amounts in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Gross profit, as reported under GAAP	$699	$629	$1,203	$1,111
As a % of net sales	34.4%	28.5%	32.6%	27.7%
Normalized Adjustments:
Restructuring-related costs:
Asset valuation adjustments and disposal gains or losses	5	25	9	27
Accelerated depreciation	1	1	5	1
Duplicative costs pending facility closure or exit of business activity	1	—	1	3
Argentina hyperinflationary charge	2	3	6	5

Normalized gross profit	$708	$658	$1,224	$1,147
As a % of net sales	34.8%	29.9%	33.2%	28.6%
Operating income, as reported under GAAP	$163	$120	$179	$84
As a % of net sales	8.0%	5.4%	4.9%	2.1%

Normalized Adjustments:
Restructuring
Severance and other employee termination costs	8	21	32	57
Contract termination and other costs	2	1	4	3
Restructuring-related costs classified in cost of products sold:
Asset valuation adjustments and disposal gains or losses	5	25	9	27
Accelerated depreciation	1	1	5	1
Duplicative costs pending facility closure or exit of business activity	1	—	1	3
Restructuring-related costs classified in selling, general and administrative expenses:
Asset valuation adjustments and disposal gains or losses	3	(15)	6	(13)
Accelerated depreciation	—	2	—	7
Duplicative costs pending facility closure or exit of business activity	1	3	2	4
Consulting costs	5	1	6	1
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Gain or loss on divestitures and transaction costs	—	7	(1)	7
Argentina hyperinflationary charge	2	3	6	5
Other, net	3	5	5	12

Normalized operating income	$219	$201	$304	$244
As a % of net sales	10.8%	9.1%	8.2%	6.1%

NEWELL BRANDS INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS

(Amounts in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Income (loss) before income taxes, as reported under GAAP	$84	$35	$24	$(81)
Normalized Adjustments:
Restructuring
Severance and other employee termination costs	8	21	32	57
Contract termination and other costs	2	1	4	3
Restructuring-related costs classified in cost of products sold:
Asset valuation adjustments and disposal gains or losses	5	25	9	27
Accelerated depreciation	1	1	5	1
Duplicative costs pending facility closure or exit of business activity	1	—	1	3
Restructuring-related costs classified in selling, general and administrative expenses:
Asset valuation adjustments and disposal gains or losses	3	(15)	6	(13)
Accelerated depreciation	—	2	—	7
Duplicative costs pending facility closure or exit of business activity	1	3	2	4
Consulting costs	5	1	6	1
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Gain or loss on divestitures and transaction costs	(3)	7	(4)	7
Argentina hyperinflationary charge	2	5	8	10
Other, net	3	4	6	18

Normalized income before income taxes	$137	$117	$149	$90

Income tax provision (benefit), as reported under GAAP	39	17	(12)	3
Effective income tax rates, as reported under GAAP	46.4%	48.6%	(50.0)%	3.7%

Normalized income tax adjustments	(53)	(1)	6	12

Normalized income tax provision (benefit)	$(14)	$16	$(6)	$15
Normalized effective income tax rates	(10.2)%	13.7%	(4.0)%	16.7%

NEWELL BRANDS INC.

RECONCILIATION OF GAAP AND NON-GAAP INFORMATION (UNAUDITED)

CERTAIN LINE ITEMS

(Amounts in millions, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,
	2024	2023	2024	2023

Net income (loss), as reported under GAAP	$45	$18	$36	$(84)
Normalized Adjustments:
Restructuring
Severance and other employee termination costs	8	21	32	57
Contract termination and other costs	2	1	4	3
Restructuring-related costs classified in cost of products sold:
Asset valuation adjustments and disposal gains or losses	5	25	9	27
Accelerated depreciation	1	1	5	1
Duplicative costs pending facility closure or exit of business activity	1	—	1	3
Restructuring-related costs classified in selling, general and administrative expenses:
Asset valuation adjustments and disposal gains or losses	3	(15)	6	(13)
Accelerated depreciation	—	2	—	7
Duplicative costs pending facility closure or exit of business activity	1	3	2	4
Consulting costs	5	1	6	1
Amortization of acquired intangible assets	25	19	50	38
Impairment of acquired intangible assets	—	8	—	8
Gain or loss on divestitures and transaction costs	(3)	7	(4)	7
Argentina hyperinflationary charge	2	5	8	10
Other, net	3	4	6	18
Normalized income tax adjustments	53	1	(6)	(12)

Normalized net income	$151	$101	$155	$75

Diluted earnings (loss) per share, as reported under GAAP	$0.11	$0.04	$0.09	$(0.20)
Normalized Adjustments:
Restructuring
Severance and other employee termination costs	0.02	0.05	0.08	0.14
Contract termination and other costs	—	—	0.01	0.01
Restructuring-related costs classified in cost of products sold:
Asset valuation adjustments and disposal gains or losses	0.01	0.06	0.02	0.07
Accelerated depreciation	—	—	0.01	—
Duplicative costs pending facility closure or exit of business activity	—	—	—	0.01
Restructuring-related costs classified in selling, general and administrative expenses:
Asset valuation adjustments and disposal gains or losses	0.01	(0.04)	0.01	(0.03)
Accelerated depreciation	—	—	—	0.02
Duplicative costs pending facility closure or exit of business activity	—	0.01	—	0.01
Consulting costs	0.01	—	0.01	—
Amortization of acquired intangible assets	0.06	0.05	0.12	0.09
Impairment of acquired intangible assets	—	0.02	—	0.02
Gain or loss on divestitures and transaction costs	(0.01)	0.02	(0.01)	0.02
Argentina hyperinflationary charge	—	0.01	0.02	0.02
Other, net	0.01	0.01	0.01	0.04
Normalized income tax adjustments	0.13	—	(0.01)	(0.03)

Normalized diluted earnings per share*	$0.36	$0.24	$0.37	$0.18

*	Totals may not add due to rounding.

U.S. Securities and Exchange Commission

Division of Corporation Finance

October 4, 2024

If you have any questions regarding the foregoing, please contact Bradford Turner, the Company’s Chief Legal and Administrative Officer, by telephone at (770) 418-7710 or by email at bradford.turner@newellco.com, or our legal counsel at Jones Day, Joel T. May, by telephone at (404) 581-8967 or by email at jtmay@jonesday.com.

Sincerely,

Newell Brands Inc.

/s/ Bradford Turner
Bradford Turner
Chief Legal & Administrative Officer and Corporate Secretary

cc:	Joel T. May (Jones Day)
Ferrell M. Keel (Jones Day)